EXHIBIT 99.1

ICON Announces Appointment of Dr. Anthony J. Murphy to the Board of Directors

DUBLIN, Ireland, April 24, 2009 (GLOBE NEWSWIRE) -- ICON plc (Nasdaq:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Dr. Anthony J. Murphy as a non-executive Director.

Dr. Murphy was appointed unanimously by ICON's board of directors and in accordance with the company's Articles of Association, will stand for re-election by ICON's shareholders at the Company's next annual general meeting. ICON has also announced that Professor Shuji Higuchi has stepped down from the Board after serving two consecutive three-year terms.

Dr. Murphy, who will retire on May 1st from his position as Senior Vice President, Human Resources, at Eli Lilly and Company, joined Eli Lilly in 1980. He has held a variety of senior personnel positions for Eli Lilly's sales and marketing, administration and manufacturing operations in Europe, North America and Japan. Prior to joining Eli Lilly, Dr. Murphy lectured in industrial relations and worked as a consultant and researcher at the University of Bath, England. Born in Cardiff, Wales, Dr. Murphy received a bachelor's degree in psychology from University College Dublin in 1970 and a doctorate in psychology from the University of Wales in 1975. He is a fellow of the Institute of Personnel and Development (U.K.) and a Chartered Psychologist.

"We are delighted to welcome Dr. Murphy to the ICON Board," commented Chairman, Dr. John Climax. "His global HR experience after almost 30 years at Eli Lilly will be invaluable and will complement the strengths and talents of our existing board members. I would also like to thank Prof. Higuchi for his counsel and advice to our Board over the last six years."

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development -- from compound selection to Phase I-IV clinical studies. ICON currently has over 7,000 employees, operating from 71 locations in 38 countries. Further information is available at www.iconplc.com.

ICON/ICLR-F

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